SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SUNSTONE HOTEL PARTNERSHIP, LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.60% Exchangeable Senior Notes due 2027

(Title of Class of Securities)

86801FAA4

(CUSIP Number of Class of Securities)

Christopher M. Lal

General Counsel

903 Calle Amanecer, Suite 100

San Clemente, CA 92673

(949) 369-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Alison S. Ressler

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12. Exhibits

Exhibit Number	Description
(a)(5)(i)	Press Release, dated April 16, 2009, filed herewith.